Exhibit 99.1

Zhihu Inc. Announces Changes in Board Committees

BEIJING, China, May 24, 2023 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced that the Company’s board of directors (the “Board”) has approved to split the nominating and corporate governance committee of the Board into a nomination committee (the “Nomination Committee”) and a corporate governance committee (the “Corporate Governance Committee”) with separate functions and responsibilities under separate charters. The Nomination Committee will comprise Mr. Yuan Zhou, Ms. Hope Ni, Mr. Hanhui Sam Sun, and Mr. Derek Chen, with Ms. Hope Ni serving as the chairperson. The Corporate Governance Committee will comprise Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen, with Mr. Derek Chen serving as the chairperson. These changes are effective May 24, 2023.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission and the Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

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